UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 30, 2010

DATE, TIME, AND PLACE:

June 30, 2010, at 10 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:  (a) approve the declaration  of Interest on Company’s Equity related to 2010 second trimester and Interim Dividends’ related to 2010 first trimester, in the amounts of R$ 400,000,000.00 and R$ 500,000,000.00, respectively, according to the proposal of the Board of Executive Officers Meeting held on June 23, 2010; (b) bring the proposal of change to the Company’s Bylaws, on article 16, paragraph 7th, in order to allow the vote delegation among the Directors in the Company’s Board of Directors meetings, and making an easy representation for these Boards’ meetings; (c) Acknowledge of the Company’s economic financial results related to May, 2010; (d) make a statement in this minutes of: (i) the Company’s polices about forbidding the loans and guaranties concession to the controlling shareholder, the  company’s members of the Board of Directors and the Board of the Executive Officers and other related parties, pursuant to the article 34 of the Law 4.595/64; (ii) the practice of evaluation and recurrent review of the Company’s internal controlling system, pursuant to the Resolution number 2.554/98 issued by the Brazilian National Monetary Council; and (iii) the independency declaration made by the Company’s independent auditors; and (e) Acknowledge: (i) of the Company’s Retail division structure; (ii) of the technological integration process; and (iii) of the main activities accomplished by the Company’s Investors Relations area.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

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[Free English Translation]

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Approve, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws, the Proposal of the Board of Executive Officers, according to that Board meeting held on June 23, 2010, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2011, of: (i) Interest on Company’s Equity, related to 2010 second trimester, in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.957706816 per batch of one thousand (1,000) common shares, R$ 1.053477498 per batch of one thousand (1,000) preferred shares, and R$ 105.347749780 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.814050794 per batch of one thousand (1,000) common shares, R$ 0.895455873 per batch of one thousand (1,000) preferred shares, and R$ 89.545587313 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders; and (ii) Interim Dividends related to 2010 first trimester, pursuant to the article  35, item II, of the Company’s Bylaws, based on the accurate earnings according to the special balance sheet prepared for this proposal on March 31, 2010, in the amount of R$ 500,000,000.00 (five hundred million reais), corresponding to R$ 1.197133520 per batch of one thousand (1,000) common shares, R$ 1.316846872 per batch of one thousand (1,000) preferred shares, and R$ 131.684687200 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Equity and Interim Dividends herein approved will be the ones registered in the Company’s books at the end of June 30, 2010, including.  Therefore, as of July 1, 2010, including, the Company’s shares shall be traded “Ex-Dividends/Interests on Company’s Capital”. The amount of the Interests on Company’s Capital and Dividends hereby approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be started paid from August 25, 2010, without any compensation as monetary correction. It was certified to the Directors that there were no changes in the Interest on Company’s Equity proposed by the Executive Officers since June 23, 2010 until now. Furthermore, the Interests on Company’s Capital and Dividends related to the first trimester of 2010, approved on the Board of Executive Officers meeting and the Board of Directors meeting held on March 15, 2010 at 11a.m., and March 22, 2010, at 4p.m., will be started paid from August 25, 2010, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Bring the proposal, pursuant to article 17, item XI, of the Company’s Bylaws, of changes to the Company’s Bylaws on the article 16, paragraph 7th, in order to allow the vote delegation among the Directors in the Company’s Board of Directors meetings, and making an easy representation for these Boards’ meetings. Therefore the article 16, paragraph 7th, of the Company’s Bylaws will be the following: “Art. 16 (...) § 7º The resolutions of the Board of Directors shall be taken by majority of votes among the attending members. In case of absence of some of the Directors, personally or by phone conference, videoconference or similar communication ways, this Director shall delegate its vote in written to another Director, and this other Director will represent the absent Director in the meeting for every legal effects.”. This proposal shall be submitted to the Extraordinary Shareholders meeting, that will be timely summoned to the analysis of other issues;

[Free English Translation]

(c)        Acknowledge of the Company’s economic financial results based on May, 2010, pursuant the documents presented to the Directors and that will be filled at the main place of the Company’s business;

(d)       make a statement in this minutes of: (i) the Company will apply the polices about forbidding the loans, payments in advance and the concession of guaranties to the controlling shareholder, to the company’s members of the Board of Directors and to the Board of the Executive Officers and other related parties: the Company will not make loan agreements, payments in advance and concession of guaranties to: (a) the members of the Board of Executive Officers, of the Board of Directors and of the Audit Committee, and its spouses/mates and relatives until the second degree, and/or to those companies where these referred people participate with more than 10%  (ten percent) of the capital stock; (b) those people or companies that participate on the Company’s capital stock with more than 10% (ten percent), except by an specific authorization from the Brazilian Central Bank (Banco Central do Brasil); and (c) to the companies which the Company holds more than 10% (ten percent) of the capital stock, everything pursuant to the article 34 of the Law 4.595/64; (ii) the Company’s police to semiannual evaluation and recurrent review of its internal controlling system, and the systematic attendance of the activities related to the internal controlling system shall be reported with the follow information: (a) the conclusion of the examination made; (b) the recommendation about eventual deficiencies, establishing an schedule to solve the deficiencies, when applicable; and (c) the opinion of the responsible person for the respective areas where the deficiency was found in previous analysis and the remedies to solve those deficiencies, so those conclusion, recommendation and remedies should be submitted to the Board of Directors approval and to the Company’s external audit, pursuant to the articles 2nd and 3rd of the Resolution number 2.554/98 issued by the Brazilian National Monetary Council and in the Section 404 of the North American Sarbanes-Oxley Law; and (iii) this Board ratifies the independency declaration made by the Company’s independent auditors, as after an internal analysis no conflicts or some absent of independency in the financial statements audits were found, pursuant to the CVM Instruction 308/99 and to the articles 6 to 8 of the Resolution 3.198/04 issued by the Brazilian National Monetary Council; and

(e)        Finally, acknowledge: (i) of the Company’s Retail division structure; (ii) of the technological integration process; and (iii) of the main activities developed by the Company’s Investors Relations division.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 30, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros e Mss. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer